Exhibit 99.1

Cybin to Present at the Jefferies London Healthcare Conference

TORONTO, CANADA – November 11, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will present virtually at the Jefferies London Healthcare Conference being held virtually November 18-19, 2021.

Mr. Drysdale’s presentation will be available on demand beginning on Thursday, November 18, 2021 at 8:00 a.m. GMT/3:00 a.m. ET through Friday, November 19, 2021 at 5:00pm GMT/12:00pm ET. To view the presentation, please click here to access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics™ by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contacts:

Leah Gibson

Vice President, Investor Relations

Cybin Inc.

leah@cybin.com

Tim Regan/Scott Eckstein

KCSA Strategic Communications

cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com